Evolve Transition Infrastructure LP

1360 Post Oak Blvd, Suite 2400

Houston, Texas 77056

December 15, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Timothy S. Levenberg

Re:	Evolve Transition Infrastructure LP Registration Statement on Form S-1 Filed November 12, 2021 File No. 333-260981

Dear Mr. Levenberg:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Evolve Transition Infrastructure LP, a Delaware limited partnership, hereby requests acceleration of the effectiveness of the above-captioned registration statement to 5:00 p.m., Eastern Time, on December 17, 2021 or as soon as reasonably practicable thereafter.

Very truly yours,

EVOLVE TRANSITION INFRASTRUCTURE LP

By: Evolve Transition Infrastructure GP LLC
its general partner

By: /s/ Charles C. Ward

Charles C. Ward

Chief Financial Officer & Secretary

cc:Philip Haines, Hunton Andrews Kurth LLP